Sub-Item 77E:  Legal Proceedings

1.  Nationwide S&P 500 Index Fund, a series
of Nationwide Mutual Funds (the "NMF Index Fund")
is a defendant in a suit pending in the United States
District Court for the Southern District of Ohio,
Deutsche Bank, et al. v. American Electric Power, et al.,
No. 11-cv-358 ("the Action").  The Action relates to
the 2007 leveraged buyout ("LBO") of Tribune Company
("Tribune"), in which Tribune purchased from its
shareholders, including the NMF Index Fund, all of its
outstanding stock.  Tribune is now in bankruptcy in the
Bankruptcy Court for the District of Delaware.  In the
Action, holders of pre-LBO debt of Tribune seek to disgorge
the monies received by the Tribune shareholders which,
like the NMF Index Fund, sold their stock as part of the
buyout, on a theory of fraudulent conveyance.  There are
thousands of defendants involved in this and similar suits
pending around the country.  The Action has been stayed
until further notice from the Bankruptcy Court.  The amount
the NMF Index Fund received in the LBO for the purchase of
all of its stock in Tribune is $572,526.

2.  The Nationwide Bond Index Fund, a series of Nationwide
Mutual Funds ("NBIF") has received a demand from the trustee in the Lehman Brothers insolvency proceeding to return
$272,279.48 (which is 76% of the full amount that NBIF
received).  We understand that as part of the Lehman
bankruptcy proceedings, Blackrock Financial Management
(Blackrock) on behalf of its managed funds, including NBIF,
entered into an agreement with Lehman Brothers, Inc. ("LBI").
The agreement with LBI provided that Blackrock would net all of the positions that its managed funds held with LBI and then either pay over the balance still due to LBI or, if payment was due to Blackrock, Blackrock would file a claim on its managed funds' behalf.  NBIF was entitled to a payment from LBI (NBIF was in a net positive position).  Blackrock paid NBIF using a portion of the funds it collected from its managed funds that owed LBI money (funds that were net negative with LBI).  LBI's trustee is now seeking to have NBIF return the funds that it received because it believes it was an improper setoff.
Blackrock is representing NBIF in the negotiations with the
LBI trustee.  As of December 8, 2011, the LBI trustee had lowered its demand to 76% of the amount received ($272,279.48).  Any amounts returned to LBI will become part of a claim to be filed by NBIF in the LBI liquidation proceedings and will be paid pro rata with other claims of the same class.  It has not yet been determined whether this claim, when filed, will receive treatment as a customer claim or less favorable treatment as a general unsecured claim.  Preliminarily, the bankruptcy court has found it to be a general unsecured claim.  It is not yet clear the amount of distribution that can be expected on a general unsecured claim.